Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

June 30, 2017

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the six months ended June 30, 2017. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 19.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 15.

The effective date of this MD&A is July 31, 2017.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial results and review of operations for the second quarter 2017

•	Oyu Tolgoi achieved an All Injury Frequency Rate of 0.27 per 200,000 hours worked for the six months ended June 30, 2017.

•	During Q2’17, underground lateral development, sinking of Shafts 2 and 5 and the convey-to-surface decline system all continued to progress.

•	Underground lateral development made good progress during Q2’17 with approximately 1.4 equivalent kilometres completed.

•	Shaft 5 sinking progressed approximately 190 metres during Q2’17 with sinking rates increasing significantly beyond those seen in Q1’17.

•	During Q2’17, Oyu Tolgoi spent $184.7 million on underground expansion with total 2017 project spend of $547.9 million at the end of the second quarter.

•	Q2’17 revenue of $203.7 million decreased 14.2% over Q1’17 reflecting lower concentrate sales and lower copper prices.

•	In Q2’17, the Company recorded net income attributable to owners of Turquoise Hill of $23.8 million or $0.01 per share.

•	Cash generated from operating activities before interest and taxes in Q2’17 was $51.5 million.

•	Oyu Tolgoi’s Q2’17 production results were as planned and were impacted by a scheduled five-day concentrator maintenance shutdown.

•	In Q2’17, material mined increased 3.5% over Q1’17 while grades for the quarter were flat compared to Q1’17.

•	Copper and gold production for Q2’17 was essentially in-line with Q1’17 production despite the planned maintenance shutdown.

•	During June 2017, Oyu Tolgoi shipped its three millionth tonne of concentrate.

•	For Q2’17, Oyu Tolgoi’s cost of sales was $2.30 per pound of copper sold; C1 cash costs were $1.92 per pound of copper produced and all-in sustaining costs were $2.27 per pound of copper produced[1].

•	Operating cash costs[1] for Q2’17 were $163.6 million, a decrease of 2.9 % over Q1’17.

•	Turquoise Hill’s cash and cash equivalents at June 30, 2017 were approximately $1.4 billion.

1  Please refer to Section 14 – NON-GAAP MEASURES – to page 16 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under International Financial Reporting Standards (IFRS) applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting. The following tables set forth select unaudited quarterly financial information for each of the eight most recent quarters.

($ in millions, except per share information)	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2017	2017	2016	2016

Revenue
Copper-gold concentrate	$203.7	$237.5	$224.6	$226.3

Total revenue	$203.7	$237.5	$224.6	$226.3

Net income (loss) from continuing operations attributable to owners	$23.8	$41.0	$93.3	$(31.4)
Loss from discontinued operations attributable to owners	–	–	–	–

Net income (loss) attributable to owners of Turquoise Hill	$23.8	$41.0	$93.3	$(31.4)

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.02	$0.05	$(0.02)
Discontinued operations	–	–	–	–

Total	$0.01	$0.02	$0.05	$(0.02)

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.02	$0.05	$(0.02)
Discontinued operations	–	–	–	–

Total	$0.01	$0.02	$0.05	$(0.02)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2016	2016	2015	2015

Revenue
Copper-gold concentrate	$329.7	$422.7	$355.6	$431.7

Total revenue	$329.7	$422.7	$355.6	$431.7

Net income from continuing operations attributable to owners	$29.8	$118.9	$179.7	$44.0
Loss from discontinued operations attributable to owners	–	–	(8.7)	(22.8)

Net income attributable to owners of Turquoise Hill	$29.8	$118.9	$171.0	$21.2

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.06	$0.09	$0.02
Discontinued operations	–	–	–	(0.01)

Total	$0.01	$0.06	$0.09	$0.01

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$0.01	$0.06	$0.09	$0.02
Discontinued operations	–	–	–	(0.01)

Total	$0.01	$0.06	$0.09	$0.01

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarized below.

Volatility in revenue over the periods presented has generally resulted from variable metal prices combined with changes in sales volume and fluctuating grades and recoveries. The lower revenue in Q2’17 was mainly due to lower copper prices and lower volumes of gold sales. Revenue in the previous three quarters remained relatively consistent. Revenue for the four quarters prior to and including the quarter ended June 30, 2016 was notably higher than the four quarters prior to and including the quarter

June 30, 2017	Page | 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

ended June 30, 2017. The difference between these two groups of periods is primarily a result of reduced gold sales due to the final processing of Phase 2 high-grade ore from the open pit. Revenue in the quarter ended December 31, 2015 was negatively impacted by weaker metal prices.

Net income from continuing operations attributable to owners of Turquoise Hill in each of the quarters ended June 30, 2017, March 31, 2017, December 31, 2016 and December 31, 2015 was positively impacted by adjustments relating to the recognition of deferred tax assets of $28.5 million, $43.0 million, $131.4 million and $165.0 million, respectively. Excluding the effect of deferred tax recognition, net income (loss) from continuing operations attributable to owners of Turquoise Hill followed a similar trend to revenue as described previously.

Loss from discontinued operations attributable to owners of Turquoise Hill in the two quarters of 2015 presented relate to the Company’s previous interest in SouthGobi. During 2015, the Company was in the process of divesting its holding in SouthGobi. Reporting of amounts within discontinued operations ended on November 30, 2015 when the Company’s interest in SouthGobi fell below 20%.

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity.

In Q2’17, the Company recorded net income attributable to owners of Turquoise Hill of $23.8 million ($0.01 per share) compared with net income attributable to owners of Turquoise Hill of $29.8 ($0.01 per share) in Q2’16, a decrease of $6.0 million as the result of lower copper prices and lower gold sales, partly offset by adjustments to recognize additional deferred tax assets.

Cost of sales for Q2’17 was $188.9 million compared with $237.1 million in Q2’16 reflecting lower volumes of concentrates sold, partly offset by an increased cost of production due to grade reductions.

Cash generated from operating activities before interest and taxes in Q2’17 was $51.5 million compared with $161.6 million in Q2’16, mainly reflecting the impact of lower production and lower volumes of gold in concentrates sold.

Capital expenditure on property, plant and equipment was $205.2 million on a cash basis in Q2’17 compared to $53.3 million in Q2’16, attributed principally to underground and a lesser amount for open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at June 30, 2017 were approximately $1.4 billion.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 110,000 tonnes per day. This is expected to continue through 2017 with softer ores from the Central zone and eventually the Hugo North Lift 1 block cave.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016.

Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak production in 2025. Copper production is expected to increase by more than 300% between 2017 and 2025 when Hugo North Lift 1 reaches peak production. Average production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper per year.

Underground development progress

The main focus of underground development programs during Q2’17 continued to be underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system, which all progressed during the quarter. The Company continues to expect production from the first draw bell in mid-2020 and sustainable first production in 2021.

Oyu Tolgoi spent $184.7 million on underground expansion during Q2’17. As of June 30, 2017, total underground project spend since January 1, 2016 was $547.9 million. In addition, Oyu Tolgoi had further capital commitments2 of $1.1 billion as of June 30, 2017.

During Q2’17, underground lateral development made good progress with approximately 1.4 equivalent kilometres completed. Since the re-start of development, a total of 4.0 equivalent kilometres of lateral development has been completed.

During Q2’17, work at the 1,202 metre level of Shaft 2 was completed. At the end of Q2’17, sinking of the shaft was at 1,220 metres and will continue until the next level at 1,256 metres. Shaft 2 sinking is expected to be complete in 2017 at a final depth of 1,284 metres with fit out occurring over 2018.

Shaft 5 sinking progressed approximately 190 metres during Q2’17. Sinking of Shaft 5 began slower than expected due to an extended construction re-start period and lower productivity with completion now likely in early 2018. During Q2’17, sinking rates increased significantly beyond those seen in Q1’17. The Company expects consistent sinking rates for the balance of 2017. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities; however, with good early progress and continued on-plan lateral development, the completion of Shaft 5 sinking in early 2018 is not expected to materially impact the lateral development plan.

The following table outlines the status of shafts for underground development as of June 30, 2017.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Expected 2017	Expected 2018	Expected 2021	Expected 2021
Remaining	Complete	~65 metres	~520 metres	Not started	Not started

Supporting infrastructure progressed during Q2’17 with camp construction activities continuing. The new development crusher and dewatering system were installed and are undergoing commissioning, which will enable additional development crews in the second half of 2017.

During Q2’17, development of the convey-to-surface decline continued to progress. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected

2 Please refer to Section 14 – NON-GAAP MEASURES – on page 16 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

Q2’17 operational performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.27 per 200,000 hours worked for the six months ended June 30, 2017.

Key financial metrics for Q2’17 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	1Q(4) 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	2Q 2017	1H 2016	1H 2017	Full Year 2016

Revenue	422.7	329.7	226.3	224.6	237.5	203.7	752.4	441.1	1,203.3

Concentrates sold (‘000 tonnes)	213.1	227.4	206.2	181.9	190.2	182.0	440.5	372.2	828.6

Revenue by metals in concentrates

Copper	202.0	207.9	174.2	178.5	196.6	173.7	409.9	370.3	762.6

Gold	216.2	115.1	45.8	42.8	37.5	26.6	331.3	64.1	419.9

Silver	4.5	6.7	6.3	3.3	3.4	3.3	11.2	6.7	20.8

Cost of sales	207.9	237.1	232.5	184.3	194.4	188.9	445.0	383.2	861.8

Production and delivery costs	125.9	141.2	134.3	112.5	120.7	117.7	267.1	238.4	513.9

Depreciation and depletion	82.0	95.9	88.5	79.5	78.3	75.0	177.9	153.3	345.9

Capital expenditure on cash basis	55.9	53.3	74.4	142.7	147.9	205.2	109.2	353.0	326.3

Underground	22.6	36.5	46.7	121.0	136.4	184.7	59.1	321.1	226.8

Open pit(2)	33.3	16.8	27.7	21.7	11.5	20.5	50.1	32.0	99.5

Royalties	22.7	18.5	13.9	13.0	14.3	12.5	41.2	26.9	68.1

Operating cash costs(3)(4)	196.6	215.5	187.8	175.4	168.4	163.6	412.1	332.0	775.3

Unit costs ($)

Cost of sales (per pound of copper sold)	1.84	1.98	2.31	2.22	2.23	2.30	1.91	2.26	2.07

C1 (per pound of copper produced)(3)(4)	0.06	1.12	1.56	1.57	1.85	1.92	0.56	1.89	1.02

All-in sustaining (per pound of copper produced)(3)(4)	0.66	1.55	2.00	1.90	2.15	2.27	1.08	2.21	1.48

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to Section 14 – NON-GAAP MEASURES – on page 16 of this MD&A for further information.
(4)

Operating cash costs, C1 and all-in sustaining unit costs for the three months ended March 31, 2016 have been revised to reflect the change in inventory as reported in the Company’s reconciliation of net income (loss) to net cash flow generated from operating activities.

Revenue of $203.7 million in Q2’17 decreased 14.2% over Q1’17 reflecting lower concentrate sales and lower copper prices.

Q2’17 cost of sales was $188.9 million compared to $194.4 million in Q1’17 reflecting lower volumes of concentrates sold.

Capital expenditure on a cash basis for Q2’17 was $205.2 million compared to $147.9 million in Q1’17, comprising amounts attributed to the underground project and open pit activities of $184.7 million and $20.5 million respectively. Open-pit capital expenditure includes deferred stripping of $11.3 million and tailings storage facility spending of $3.8 million.

Total operating cash costs3 at Oyu Tolgoi were $163.6 million in Q2’17 compared to $168.4 million in Q1’17 driven by lower volumes of concentrates produced. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

3 Please refer to Section 14 – NON-GAAP MEASURES – on page 16 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Cost of sales was $2.30 per pound of copper sold in Q2’17, compared with $2.23 per pound of copper sold in Q1’17.

Oyu Tolgoi’s C1 cash costs4 in Q2’17 were $1.92 per pound of copper produced, an increase from $1.85 per pound of copper produced in Q1’17, mainly due to lower gold sales revenues.

All-in sustaining costs4 in Q2’17 were $2.27 per pound of copper produced, compared with $2.15 per pound of copper produced in Q1’17, with key drivers being the same as for C1 cash costs per pound of copper produced, in addition to an increase in sustaining capital.

Key operational metrics for Q2’17 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	2Q 2017	1H 2016	1H 2017	Full Year 2016

Open pit material mined (‘000 tonnes)	22,867	22,716	25,739	25,615	24,333	25,193	45,582	49,527	96,938

Ore treated (‘000 tonnes)	9,662	9,525	9,146	9,819	10,087	9,637	19,187	19,724	38,152

Average mill head grades:

Copper (%)	0.70	0.64	0.66	0.61	0.51	0.51	0.67	0.51	0.65

Gold (g/t)	0.63	0.33	0.21	0.25	0.15	0.16	0.48	0.15	0.36

Silver (g/t)	1.92	1.92	1.99	1.50	1.30	1.38	1.92	1.34	1.83

Concentrates produced (‘000 tonnes)	229.5	207.1	203.2	206.7	176.0	171.0	436.6	347.0	846.6

Average concentrate grade (% Cu)	25.1	24.9	22.9	22.0	21.6	21.8	25.0	21.7	23.8

Production of metals in concentrates:

Copper (‘000 tonnes)	57.6	51.7	46.6	45.5	38.1	37.2	109.2	75.3	201.3

Gold (‘000 ounces)	144	70	37	49	25	24	213	49	300

Silver (‘000 ounces)	395	391	361	273	215	236	786	450	1,420

Sales of metals in concentrates:

Copper (‘000 tonnes)	51.2	54.4	45.7	37.6	39.5	37.3	105.7	76.7	188.9

Gold (‘000 ounces)	175	95	38	39	32	23	270	55	347

Silver (‘000 ounces)	305	395	341	239	205	222	700	427	1,280

Metal recovery (%)

Copper	85.6	83.3	78.0	76.6	74.9	74.6	84.5	74.7	81.0

Gold	72.2	69.3	62.0	63.4	48.8	47.7	71.2	48.3	68.5

Silver	66.4	65.9	61.7	57.2	51.8	53.9	66.2	52.9	63.1

Oyu Tolgoi’s second quarter production results were as planned. Ore treated in the quarter was impacted by a scheduled five-day concentrator maintenance shutdown in May, which was successfully completed. In Q2’17, material mined increased 3.5% over Q1’17 while grades for the quarter were flat compared to Q1’17. Copper and gold production for Q2’17 was essentially in-line with Q1’17 production despite the planned maintenance shutdown. Sales of copper in Q2’17 decreased 5.6% over Q1’17 due to lower concentrate volumes during the quarter. Gold sales in Q2’17 decreased 28.1% over Q1’17 due to sales in Q1’17 including some higher-grade concentrate from Q4’16. During June 2017, Oyu Tolgoi shipped its three millionth tonne of concentrate.

Operational outlook

Oyu Tolgoi is expected to produce 130,000 to 160,000 tonnes of copper and 100,000 to 140,000 ounces of gold in concentrates for 2017. Open-pit operations are expected to mine in Phases 4 and 6 during the year. In addition, stockpiled ore will continue to be processed during the year.

4 Please refer to Section 14 – NON-GAAP MEASURES – on page 16 of this MD&A for further information.

June 30, 2017	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

New power purchase agreement

On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement takes effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier. The extension is essential for Oyu Tolgoi to have secure access to power while it works with the Government of Mongolia on establishing a permanent domestic power source.

With the signing of the Southern Regional Power Sector Cooperation Agreement in August 2014, the Government of Mongolia and Oyu Tolgoi agreed to work together to source bridging power from IMPIC until a permanent domestic power source could be finalized. After approximately two years of collaborative work, the joint negotiation team from the Government and Oyu Tolgoi have secured this bridging power arrangement.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of June 30, 2017, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $3.4 billion, including accrued interest of $0.2 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of June 30, 2017, the cumulative amount of such funding was $0.8 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.3 billion.

B.	CORPORATE ACTIVITIES

Election of directors

The nominees set forth in the Company’s management proxy circular dated March 23, 2017 were elected as directors of Turquoise Hill at the Annual Meeting of Shareholders, which took place on May 12, 2017.

4.	INCOME AND OTHER TAXES

The Company recorded an income statement credit of $23.8 million for income and other taxes during the three months ended June 30, 2017, compared with a charge of $6.6 million during the three months ended June 30, 2016. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement credits within income and other taxes for Q2’17 of $28.5 million. Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense and other temporary differences. Movements in the deferred tax assets result from period end reassessments of recoverability, and include adjustments to record potential deferred tax assets not recognized in previous periods. In Q2’17, the Company recognized additional Mongolian deferred tax assets primarily as the result of operating losses and accrued but unpaid interest expense incurred by

June 30, 2017	Page | 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi in the period. Recoverability of these losses were assessed against an estimate of future taxable profits.

An effective tax rate of approximately 100% during Q2’17 arose as the Company reported a loss from continuing operations before tax of $24.2 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets) of $23.8 million.

In Q2’16, the Company did not recognize any additional deferred tax assets. A negative effective tax rate of 38% during Q2’16 resulted from withholding taxes accrued in the period, compared with a loss from operations before tax of $17.5 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be at or in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognized deferred tax assets being recorded in the current period.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi and the Company’s corporate operations is provided in Note 3 – Operating segment – to the condensed interim consolidated financial statements on page 9.

5.	LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. A total of $51.5 million of cash was generated from operating activities before interest and tax in Q2’17 compared with $88.5 million in Q1’17, reflecting a lower average selling price for copper and lower volumes of copper and gold in concentrates sold, partially offset by a reduction in consolidated working capital.5

Investing activities. Cash generated from investing activities totalled $35.0 million in Q2’17, compared with $117.8 million cash used in investing activities in Q1’17; the movement is due to an increase in amounts withdrawn from receivables relating to the Company’s Cash Management Services Agreement (CMSA) in order to meet Oyu Tolgoi underground mine development and financing requirements. Under the CMSA, entered into on December 15, 2015 as part of project finance agreements, amounts totalling $4.2 billion were placed with 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, during 2016. The resulting receivables, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, are returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. During Q2’17, amounts totalling $240 million were withdrawn and provided to Oyu Tolgoi6 compared to $30 million during Q1’17; the increased CMSA withdrawals were necessitated by higher levels of underground cash capital expenditure, and reduced operating cash flows at Oyu Tolgoi. In Q2’17, property, plant and equipment purchases of $205.2 million related to both the Oyu Tolgoi underground project and open-pit activities (including deferred stripping and construction of tailings storage facility).

Financing activities. Cash generated from financing activities was $1.2 million in Q2’17. There were no cash flows from, or used in, financing activities during Q1’17.

Liquidity

As of June 30, 2017, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.4 billion, consistent with $1.4 billion as of March 31, 2017 and December 31, 2016, and consolidated working capital5 of negative $60.6 million compared to $16.3 million as of March 31, 2017 and $69.3

[5]	Please refer to Section 14 – NON-GAAP MEASURES – on page 16 of this MD&A for further information.
[6]	Please refer to Section 3.A – OYU TOLGOI – on page 6 and to Section 13 – RELATED-PARTY TRANSACTIONS – on page 15 of this MD&A.

June 30, 2017	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

million as of December 31, 2016. Working capital fell, becoming negative during Q2’17 as a result of a rise in payables associated with underground development and reduced inventory levels.

A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, representing net proceeds (after settlement of withholding taxes and transaction costs) from project finance tranches drawn down before June 30, 2016 and placed with Rio Tinto subsidiary 9539549 Canada Inc. in accordance with the CMSA. Turquoise Hill draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of June 30, 2017, $450 million had been re-drawn from this related-party receivable, leaving a balance of $3.7 billion.

Turquoise Hill believes that, based on its current cash position and the net project finance proceeds available to be re-drawn from the related-party receivable, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months. Consolidated working capital is expected to remain negative or below previously reported levels whilst expenditure on underground development continues and associated payables are recorded.

Capital resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs.

In December 2015, Oyu Tolgoi signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down at June 30, 2017. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. The project finance lenders have agreed a debt cap of $6.0 billion thus allowing the potential for an additional $1.6 billion of supplemental debt in the future.

The Company’s accumulated deficit at June 30, 2017 was $4.2 billion compared to $4.3 billion at December 31, 2016.

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	June 30, 2017	December 31, 2016

Financial Assets
Cash and cash equivalents	$1,378,509	$1,417,754
Available for sale: Long-term investments	5,710	4,344
Cost method: Long-term investments	115	115
Loans and receivables:
Trade and other receivables	10,860	31,651
Due from related parties	13,032	10,906
Receivable from related party	3,706,284	3,976,284

Financial Liabilities
Trade and other payables	286,936	206,878
Payable to related parties	45,128	37,248
Borrowings (project finance facility)	4,134,828	4,126,117
Interest payable on long-term borrowings	8,961	9,279

June 30, 2017	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Long-term investments are carried at fair value. Fair values were determined by reference to published market quotations, which may not be reflective of future values.

Turquoise Hill is exposed to credit risk with respect to its accounts receivable, other long-term investments and cash and cash equivalents, and other financial assets including related party balances. The significant concentrations of credit risk are with counterparties situated in Mongolia, China, Canada and Europe.

Turquoise Hill is exposed to U.S. and LIBOR interest-rate risk with respect to the variable rates of interest on its third-party project finance borrowings, receivable from related party, and cash equivalents, the majority of which are at variable rates.

6.	SHARE CAPITAL

As of July 31, 2017, the Company had a total of:

•	2,012,314,469 common shares outstanding;

•

424,490 incentive stock options outstanding, with a weighted average exercise price of C$13.29 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$6.83 to C$23.75 per share.

7.	OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 5 – LIQUIDITY AND CAPITAL RESOURCES – on page 11 of this MD&A.

Copper and gold markets

Commodity prices are a key driver of Turquoise Hill’s earnings. Copper prices ended June 2017 at $2.68 per pound and the average price in June was $2.58 per pound compared to the average May price of $2.54 per pound. Key factors impacting price included positive June economic data from China, the E.U., Japan and the U.S., a drawdown in cathode stocks as well as a sharp weakening of the U.S. dollar at the end of the month. More recently, prices have eased following a sudden rise in London Metal Exchange (LME) cathode stocks. Industrial activity remained strong in June, with Purchasing Managers’ Index (PMI) in Europe rising and fractionally down in US and Japan, although both remained in positive territory. In China, both manufacturing PMI indices surprised consensus expectations to the upside. After a surge in Q1’17, visible cathode stocks in June normalized to 1.1 million tonnes, showing a drawdown of 153,000 tonnes during the month as a result of the seasonally strong Q2’17. However, a sudden stock build of 65,000 tonnes in early July (mainly in LME Asia warehouses) has recently weighed on prices. Spot treatment charges were $79 - $86 per tonne at the end of June, a marginal decline from $80 - $87 per tonne at the end of May, as some Chinese smelters returned from scheduled maintenance and lingering effects of Q1’17 mine disruptions. The China Smelter Purchase Team lifted its Q3’17 buying floor treatment charges to $86 per tonne compared to $80 per tonne in Q2’17. Gold prices averaged $1,260 per ounce in June compared to $1,245 per ounce in May. Prices hit seven-month highs early in June, trended lower thereafter on investor profit-taking and a stronger U.S. dollar and finished the month even lower despite the dollar weakening.

June 30, 2017	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Foreign exchange rates

Oyu Tolgoi’s sales are settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

8.	OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s operating lease commitments disclosed within Section 9 – CONTRACTUAL OBLIGATIONS, during the six months ended June 30, 2017, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

9.	CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at June 30, 2017.7

(Stated in $000’s of dollars)		Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total

Purchase obligations (1)	$668,563	$277,783	$115,301	$17	$1,061,664
Operating leases	114,088	225,174	225,132	115,201	679,595
Finance leases	12,738	-	-	-	12,738
Decommissioning obligations	-	-	-	260,841	260,841
Total	$795,389	$502,957	$340,433	$376,059	$2,014,838

(1)	These amounts mainly represent various long-term contracts that include commitments for future operating payments for supply of drilling, engineering, equipment rentals and other arrangements.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2016.

11.	RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective, or are not mandatory for adoption, for the year ending December 31, 2017 and have therefore not been applied in preparing the condensed interim consolidated financial statements. To date, work by the Company has focused on a limited review of contracts in order to assess the impact of IFRS 15 Revenue from Contracts with Customers and on identification of the provisions in IFRS 16 Leases which will mostly apply to the Company, together with a detailed review of contracts and financial reporting impacts. As a result of assessments performed by the Company to date, the standards and interpretations and the Company’s assessment of the impact of these standards and interpretations remain substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2016.

7 Please refer to Section 14 – NON-GAAP MEASURES – on page 16 of this MD&A for further information.

June 30, 2017	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

12.	RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2016 and in its Annual Information Form (AIF) dated March 23, 2017 in respect of such period.

13.	RELATED-PARTY TRANSACTIONS

As at June 30, 2017, Rio Tinto’s equity ownership in the Company was 50.8%, which was unchanged from March 31, 2017.

The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

Statements of Income	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in $000’s of dollars)	2017	2016	2017	2016

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$782	$1,703	$872	$1,939

Management services payment (i)	(6,615)	(14,047)	(12,698)	(21,559)

Cost recoveries - Rio Tinto (ii)	(7,792)	(6,217)	(15,686)	(13,754)

Finance income:

Cash and cash equivalents (iii)	3,290	1,440	6,074	2,178

Receivable from related party (iv)	34,847	13,274	68,715	13,274

Finance costs:

Completion support fee (v)	(27,028)	(11,329)	(54,048)	(11,329)
Total	$(2,516)	$(15,176)	$(6,771)	$(29,251)

Statement of Cash Flows	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in $000’s of dollars)	2017	2016	2017	2016

Cash generated from operating activities

Interest received (iii, iv)	$12,389	$763	$23,372	$1,389

Interest paid (v)	-	(5,063)	(12,646)	(5,063)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	240,000	-	270,000	-

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i),(ii)	(12,253)	-	(19,470)	-

June 30, 2017	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Balance sheets (Stated in $000’s of dollars)	June 30, 2017	December 31, 2016

Cash and cash equivalents (iii)	$741,711	$741,711

Trade and other receivables	13,032	10,906

Prepaid expenses and other assets	18,492	11,153

Receivable from related party and other non-current financial assets (iv)	3,706,284	3,976,284

Trade and other payables:

Management services payment (i)	(11,734)	(7,839)

Cost recoveries (ii)	(33,394)	(29,409)
Total	$4,434,391	$4,702,806

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At June 30, 2017, cash equivalents deposited with wholly-owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which shall be placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At June 30, 2017, amounts due from 9539549 Canada Inc. totalled $3,706.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

14.	NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of

June 30, 2017	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Six Months Ended)
C1 costs (Stated in $000’s of dollars)	June 30, 2017	March 31, 2017	June 30, 2017	June 30, 2016
Cost of sales	188,857	194,379	383,236	445,043
Cost of sales: $/lb of copper sold	2.30	2.23	2.26	1.91
Depreciation and depletion	(75,010)	(78,288)	(153,298)	(177,856)
Provision against carrying value of copper-gold concentrate	3,807	4,655	8,462	—
Change in inventory	(9,397)	(4,168)	(13,565)	(18,307)
Other operating expenses	35,638	40,657	76,295	167,331
Less:
- Reversal (impairment / write-down of inventory)	13,908	6,154	20,062	(21,908)
- Depreciation	(829)	(1,030)	(1,859)	(3,801)
Management services payment to Turquoise Hill	6,615	6,083	12,698	21,559

Operating cash costs	163,589	168,442	332,031	412,061
Operating cash costs: $/lb of copper produced	1.99	2.01	2.00	1.71
Adjustments to operating cash costs(1)	24,134	27,970	52,104	65,531
Less: Gold and silver revenues	(29,924)	(40,937)	(70,861)	(342,520)

C1 costs ($‘000)	157,799	155,475	313,274	135,072

C1 costs: $/lb of copper produced	1.92	1.85	1.89	0.56

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	5,662	4,492	10,154	8,659
Asset retirement expense	1,467	1,676	3,143	2,920
Royalty expenses	12,547	14,349	26,896	41,196
Non-current stockpile and stores write-down (reversal)	(13,908)	(6,154)	(20,062)	21,908
Other expenses	1,855	(627)	1,228	2,884
Sustaining cash capital including deferred stripping	20,337	11,675	32,012	47,438

All-in sustaining costs ($‘000)	185,759	180,886	366,645	260,078

All-in sustaining costs: $/lb of copper produced	2.27	2.15	2.21	1.08

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

June 30, 2017	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital	June 30,	December 31,
(Stated in $000’s of dollars)	2017	2016

Inventories (current)	$237,629	$260,668
Trade and other receivables	23,892	42,557
Trade and other payables:
- trade payables and accrued liabilities	(277,031)	(196,716)
- payable to related parties	(45,128)	(37,248)
Consolidated working capital	$(60,638)	$69,261

Contractual obligations

Section 9 of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at June 30, 2017 to the financial statements and notes is provided below.

	Purchase	Operating leases	Finance leases	Decommissioning
	obligations			obligations
Commitments (MD&A)	$1,061,664	$679,595	$12,738	$260,841
Cancellable obligations	(863,845)	(167,384)	-	-
(net of exit costs)
Accrued capital expenditure	(125,667)	-	-	-
Discounting and other adjustments	-	-	-	(139,147)
Financial statement amount	$72,152	$512,211	$12,738	$121,694

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the six months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16.	QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

June 30, 2017	Page | 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

17.	CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company Mineral Resources and Mineral Reserves, readers should refer to the AIF of the Company for the year ended December 31, 2016, and other continuous disclosure documents filed by the Company since January 1, 2017 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

18.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”,

June 30, 2017	Page | 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

“could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); communications with local stakeholders and community relations; activities, actions or assessments by governmental authorities; events or circumstances that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source (or availability of finance for the Company to construct such a source) for Oyu Tolgoi; the ability to draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development,

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 16 of this MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk and

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Uncertainties” section in the Company’s MD&A dated March 23, 2017 for the year ended December 31, 2016 (the “Annual MD&A”).

Readers are further cautioned that the list of factors enumerated in the “Risk and Uncertainties” section of the Annual MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this MD&A are expressly qualified by this cautionary statement.

June 30, 2017	Page | 22

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Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4

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